02052492

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

P.E.
9/1/02

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

3 33-10672

For the month of September 2002

Leica Geosystems Finance plc

Davy Avenue, Knowlhill
Milton Keynes MK5 8L
England

(Exact name and address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F......................X.................... Form 40-F.............................

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes..................................No................X...................

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Enclosure: Press release of registrant's parent, First Quarter - Fiscal Year 2002/03

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEICA GEOSYSTEMS FINANCE PLC

Date: September 6, 2002

By: ______________________
Name: Christian Leu
Title: Chief Financial Officer

Leica Geosystems' Shareholder News

Issue 8 – Heerbrugg, Switzerland – 7 August, 2002

First Quarter – Fiscal Year 2002/03

Executive Summary

The first quarter was in line with our guidance of slower growth, with conditions in our primary markets remaining weak. Sales were CHF 177.9 million, off 12.5% in comparison to the pre-recession results of the previous year. Revenue growth was impacted by several factors, including the base-effect of a strong first quarter in the previous year, general weakness in the global economies, cautiousness in the capital investment climate for higher-end products, and a weakening US Dollar against the Swiss franc. Adjusted for the impact of currency fluctuations, sales declined by 5.8% year-on-year. Further adjusted for the divestment of SwissOptic in the second quarter of last year, year-on-year sales declined by 3.8%. We received orders of CHF 202.9 million in the quarter, resulting in a book to bill ratio of 1.14, indicating a solid order base for the second quarter.

Our Gross Profit Margin increased to 53.3% in the first quarter, an increase of three hundred basis points in comparison with 50.3% in the first quarter of the previous year. Margins benefited from favorable currency hedging gains, lower manufacturing costs through capacity reductions and product re-engineering at Laser Alignment, a larger mix of high-margin products, and continued increases in software products in our overall product mix. On the cost side, we were able to reduce our total operating expenses by CHF 6.8 million from the fourth quarter (excluding the goodwill impairment charge of CHF 58.0 million), and CHF 3.0 million from the first quarter of the previous year.

EBITDA was CHF 20.5 million for the quarter, a decline of 26.8%. EBITDA was impacted by lower sales volume in the quarter, as well as the CHF 1.8 million of costs related to the implementation of our FIT- together program. The EBITDA margin improved to 11.5% against a margin of 11.1% in the fourth quarter, but was down in comparison to the first quarter level of 13.7% in the previous year. Excluding the additional FIT- together costs, EBITDA would have been CHF 22.2 million, or 12.5% of sales. We recorded EBIT of CHF 4.0 million, with a net loss after interest and taxes of CHF (3.4) million, or CHF (1.51) per share. Contributing to the net loss were translation losses of CHF (5.3) million on non-Swiss franc denominated intercompany loans to operating subsidiaries, primarily in the United States. Cash EPS were CHF 6.33, calculated as net earnings plus depreciation and amortization charges (i.e. goodwill and development cost amortization), non-cash currency translation losses, and non-cash movements in provisions.

Net working capital as a percentage of annualized sales was 20.8%, equal to the first quarter of the previous year. Lower absolute levels of trade receivables and inventories at the end of the quarter were offset by decreases in short-term liabilities. Net debt increased to CHF 247.6 million in the first quarter. We had a CHF (4.5) million net usage of operating cash, which after capital investments of CHF 14.4 million, resulted in negative free cash flow of CHF (18.9) million.

Contents

Leica
Geosystems

First Quarter – Fiscal Year 2002/03

Financial Overview

Sales and Order Intake

Revenues in the first quarter reached CHF 177.9 million, off 12.5% in comparison to the results of the previous year. As communicated in our fourth quarter guidance, we had anticipated that sales in the first half of the fiscal year would be impacted by several factors, including the base-effect of a strong first quarter in the pervious year, general weakness in the global economies, and sustained cautiousness in the capital investment climate for higher-end products. In addition to these factors, the impact of a weakening US Dollar against the Swiss franc also dampened the absolute level of sales. Adjusted for the impact of currency fluctuations, sales declined by 5.8% year-on-year. Further adjusted for the sales of SwissOptic, which are included in the prior year but not in this quarter due to the divestment of this business last July, sales declined by 3.8%.

Order intake for the quarter was CHF 202.9 million, slightly above the fourth quarter level of CHF 202.0 million. Order intake levels increased over the fourth quarter in all divisions, with the largest increases coming from our Surveying & Engineering and Defense businesses.

Gross Margin

Our Gross Profit Margin was 53.3% in the first quarter, an increase of three hundred basis points in comparison with 50.3% in the first quarter of the previous year. Margins increased across all divisions, with significant increases in our construction, Industrial Measurement, Cyra and Special Products activities. Margins benefited from favorable currency hedging gains, lower manufacturing costs through capacity reductions and product re-engineering at Laser Alignment, a larger mix of high-margin products, and continued increases in software products in our overall product mix.

Intangible Asset Amortization

Intangible asset amortization includes the amortization of goodwill and capitalized product development costs (under IAS 38). We amortize goodwill from our acquisitions over a 10-year period; capitalized product development costs are amortized over their useful life, which is, on average, three years. In the first quarter, total company goodwill amortization amounted to CHF 4.8 million, lower than the CHF 7.1 million in the previous year due to significantly lower Cyra goodwill after the CHF 58.0 million impairment in the fourth quarter. Amortization of capitalized product development costs amounted to CHF 6.5 million in the quarter. The impact of a lower USD/CHF exchange rate in comparison to the prior year also lowered amortization of US Dollar denominated goodwill and capitalized development costs.

Operating Expenses

Operating expenses for the quarter were CHF 90.7 million, a reduction of CHF 6.8 million from the fourth quarter (excluding the goodwill impairment charge of CHF 58.0 million), and CHF 3.1 million from the first quarter of the previous year. Operating expenses include CHF 1.8 million in additional charges incurred with implementing our FIT- together program. Excluding these non-routine charges, operating expenses would have been CHF 88.9 million.

Savings from our FIT- together initiative are partially responsible for the 3% decline in General & Administrative expenses. Research and development costs for the quarter increased by CHF 1.2 million over the prior year, primarily from lower capitalized development costs in the quarter. Cash research and development costs, i.e. costs prior to capitalization and amortization, declined by CHF 0.7 million, and were 11.4% of total sales. This compares with an average of 10.8% in the previous year. Other operating expenses declined year-on-year as a result of lower goodwill amortization charges.

Status of the FIT- together Program

Savings from our FIT- together program have begun to positively impact our bottom-line. In the first quarter, the Company realized gross savings of approximately CHF 3.8 million, primarily through lower manufacturing costs and G&A expenses. Savings arise mostly from the actions taken in the United States, specifically through capacity reductions at Laser Alignment, plus the closing of the GPS research facility in Torrance, California; these savings benefited the Surveying & Engineering division. Additionally, integration efforts in the GIS & Mapping division have resulted in additional redundancies in that division, which will show benefits in the upcoming quarters. Offsetting these savings this quarter were CHF 1.8 million in additional costs associated with implementing the FIT-together project. As we have mentioned previously, our approach in lowering costs is basically a three-step process. The first steps were the capacity adjustments we made in the third quarter of last fiscal year. After these initial steps, we began implementing various structural initiatives in the fourth quarter designed to lower our cost base, which included closing our Torrance facility, as well as further steps in the integration of our new acquisitions, primarily in the GIS & Mapping division. We are still in this second phase, and have now embarked on phase three. This phase is focused more on productivity measures, for which we have engaged an outside consultant. We are confident that we will be able to realize our original goal of annual net savings in excess of CHF 10.0 million. We estimate that for the balance of the year, these savings will be apportioned as follows: second quarter – CHF 2.2 million net savings after costs of CHF (1.5) million; third and fourth quarters – CHF 3 to 4 million in net savings with no material offsetting costs.

Currency Exposure

The Company has a net exposure to foreign currency movements in the range of CHF 110.0 million, of which around 20% is in US Dollars, 40% in Euro, and the balance in other currencies. Our corporate policy is to hedge a minimum of 40% of any net exposure twelve months forward. At the end of the first quarter, we have hedged around 55% of this net exposure for the coming twelve months.

Our balance sheet is also exposed to movements in exchange rates. In particular, around 50% of our investments in intangible assets are in US Dollars. We also have increasing levels of working capital in the United States, as the influence of our US acquisitions increases. At the end of the first quarter, translation adjustments of CHF 20.3 million had a significant impact on our balance sheet, and were the primary reason for the CHF 23.0 million reduction in equity.

Earnings

EBIT for the first quarter was CHF 4.0 million, impacted by lower sales revenue and restructuring charges. EBITDA was CHF 20.5 million, or 11.5% of sales this quarter, an improvement over the 11.1% margin in fourth quarter of last year. When adjusted for the CHF 1.8 million in FIT- together costs, EBITDA would have been CHF 22.2 million, or 12.5% of sales.

The Company recorded a net loss after interest and taxes of CHF (3.4) million in the first quarter. Finance charges for the quarter include CHF (3.7) million of net interest expense and CHF (0.7) million of debt issuance cost amortization. Further impacting finance charges were CHF (5.3) million of translation losses on non-Swiss franc denominated inter-company loans to operating subsidiaries, primarily in the United States. We recorded a tax benefit of CHF 2.2 million in the quarter, resulting from increases in deferred tax assets due to additional tax loss carry-forwards in the United States.

Results at a glance

(In Swiss Francs)	First Quarter		
	Current year *(01.04.02 to 28.06.02)*	*Prior year* *(01.04.01 to 29.06.01)*	*Changes (%)*
ORDER INTAKE	**202.9m**	**221.9m**	-8.6%
SALES	**177.9m**	**203.3m**	**-12.5%**
Surveying & Engineering	94.8m	104.9m	-9.6%
GIS & Mapping	24.2m	33.1m	-26.7%
Consumer Products (Disto)	10.9m	13.2m	-17.0%
Industrial Measurement	11.3m	17.1m	-34.1%
New Businesses	2.8m	7.4m	-63.0%
Special Products	33.4m	27.0m	23.8%
Central Services	0.5m	0.7m	-27.3%
Gross margin			
- in percentage of sales	**53.3%**	**50.3%**	2.9%
EARNINGS			
EBITDA	**20.5m**	**28.0m**	**-26.8%**
- in percentage of sales	11.5%	13.7%	
EBITA	**15.6m**	**21.6m**	**-27.9%**
- in percentage of sales	8.8%	10.6%	
EBIT	**4.0m**	**8.5m**	**-52.9%**
- in percentage of sales	2.3%	4.2%	
Operating profit / (loss)	**4.1m**	**8.5m**	**-52.4%**
- in percentage of sales	2.3%	4.2%	
Net income / (loss)	**(3.4m)**	**3.5m**	**-196.5%**
- in percentage of sales	(1.9%)	1.7%	
Earnings per share (CHF)			
- basic	(1.51)	1.60	**-194.7%**
- diluted	(1.51)	1.52	**-199.9%**
Cash earnings per share (CHF)			
- basic	6.33	9.76	**-35.2%**
- diluted	6.21	9.26	**-32.9%**
- non-cash adjustments	17.7m	18.0m	**-2.1%**
2,253,819 registred shares			
à 50 CHF nominal per share			
Share capital	112.7m		
à 137.1 CHF carrying amount per share			
Shareholders' equity	309.1m		
à 163 average quarterly share price			
Market capitalization (quart. average)	367.4m		

As a result of the above, we recorded a net loss per share for the quarter of CHF (1.51). Cash Earnings per share were CHF 6.33, calculated as net earnings plus depreciation and non-cash amortization charges (i.e. goodwill and development cost amortization), non-cash currency translation losses and non-cash movements in provisions.

Regional Performance

Balance Sheet and Cash Flow

Net Working Capital increased by 12.6%, or CHF 16.5 million, over fourth quarter levels. Expressed as a percentage of annualized sales, this results in a ratio of 20.8%, compared with 15.9% in the fourth quarter, and 20.8% in the first quarter of last year. The most significant factors influencing this ratio were the large decrease in trade payables after the strong increase in the fourth quarter. Higher average days in inventory, due to lower sales levels and inventory build-up in our factories in advance of the summer holidays, also negatively influenced this ratio. As a direct result of these factors, combined with relatively lower cash earnings, we had a net CHF (4.5) million usage of operating cash in the first quarter, compared with CHF 7.2 million in the previous year. We invested a total of CHF 14.4 million in capital expenditures, split as follows; tangible capital expenditures of CHF 4.4 million, and intangible capital expenditures of CHF 10.1 million. During the quarter we sold buildings at our Heerbrugg facility and received CHF 2.8 million in cash proceeds.

The Company's Net Debt rose to CHF 247.6 million in the first quarter, up from the level of CHF 230.2 million at the end of the fourth quarter. This amount is net of CHF 4.7 million in capitalized debt issuance costs (CHF 5.4 million at the end of the fourth quarter).

Balance Sheet Summary *(Amounts in million Swiss Francs)*	***FY03*** *June 28, 2002*	*FY02* *March 31, 2002*
Net Working Capital	**147.9**	131.4
Net Working Capital % of Sales	**20.8%**	15.9%
Total Assets	**770.0**	807.2
Net Debt (see note below)	**247.6**	230.2
Total Equity	**309.1**	332.3
Equity / Asset Ratio	**40.1%**	41.2%
Capital Expenditures on Tangible and Intangible Assets	**14.4**	12.4
Goodwill	**220.5**	239.1
Cash provided by / (used in) operating activities	**-4.5**	23.6

Note: June amount is shown net of cash of CHF 3.8m and capitalized debt issue costs of CHF 4.7m.

Regional

The US market remained slow in the first quarter, as the prolonged cautiousness in the capital investment climate impacted sales in several of our product lines. Our construction, surveying, IMS and laser scanning businesses were the most significantly affected. Further impacting growth in the US was the shift in federal and state funding away from infrastructure projects into the Department of Homeland Security. While we ultimately expect to benefit from homeland defense projects, monies in this area have yet to be allocated to specific projects, thereby creating a temporary gap in our revenue stream. The weakening of the US Dollar in relation to the Swiss franc, while not directly influencing sales volumes, also resulted in lower absolute revenue levels. In our home market of Europe, business in our Surveying & Engineering Division held up well in the quarter. In the Asian markets, business improved over the prior year despite relatively weak market conditions in Japan.

Surveying & Engineering Division

Sales and results (In million Swiss Francs)	First Quarter			
	Current year	Prior year	Change (mCHF)	(%)
SALES	**94.8**	104.9	-10.0	-9.6%
EBIT	**11.9**	11.4	0.5	4.5%
EBITDA	**15.9**	15.6	0.3	1.8%
EBITDA Margin	**16.7%**	14.9%	–	1.8pts

Sales in the Surveying & Engineering division declined by 9.6% during the first quarter, as market conditions in the United States became more challenging. Although on a currency adjusted basis our core surveying business grew by 0.4%, sales into the US market have slowed. Concern about lower state and federal funding of infrastructure projects due to a reallocation of governmental budgets towards homeland security affected our sales into the US. Surveying sales into Europe, on the other hand, continued to grow in the first quarter. In our construction activities, we have seen increased penetration in the US market from our new products, and continue to make gains in the European markets. Sales in Asia for both surveying and construction products were above prior year levels.

The Surveying & Engineering division continues to make progress in reducing its operating cost burden, and lowered costs by 7.6% in the first quarter. EBITDA increased by 1.8% year-on-year, driving the EBITDA margin to 16.7%. The impact of lower manufacturing costs at Laser Alignment, combined with the benefits of cost savings in Torrance and foreign currency hedging gains, positively influenced the bottom line.

GIS & Mapping Division

Sales and results (In million Swiss Francs)	First Quarter			
	Current year	Prior year	Change (mCHF)	(%)
SALES	**24.2**	33.1	-8.8	-26.7%
EBIT	**-3.8**	2.8	-6.6	-232.9%
EBITDA	**0.0**	7.1	-7.1	-99.8%
EBITDA Margin	**0.1%**	21.5%	–	-21.4pts

The first quarter showed mixed results for the GIS & Mapping division, with sales dipping to CHF 24.2 million, down from CHF 33.1 million in the previous year, which included revenue from a major project. On a currency-adjusted basis, sales declined by CHF 6.0 million, or 18%. The relatively strong performance in the geographic imaging side of the business (i.e., former ERDAS products) was bolstered by increased purchase volumes from the US Government, indicating a strong recovery in purchases of imaging software, program services and maintenance. Commercial software sales were on target, albeit at relatively conservative levels. Sales of airborne sensors and digital photogrammetry software (i.e., former LH Systems products), on the other hand, indicate a cautious customer base, as customers delay purchase commitments for higher-priced equipment, particularly in the US.

Gross profit margins in the division increased over the previous year, as increasing amounts of software products and program services entered the sales mix. The division, however, generated only a modest level of EBITDA. Management continues to focus on cost reduction, primarily through its integration efforts. During the quarter the division reduced its total headcount by an additional ten employees.

Consumer Products (Disto) Division

Sales and results (In million Swiss Francs)	First Quarter Current year	Prior year	Change (mCHF)	(%)
SALES	**10.9**	13.2	-2.2	-17.0%
EBIT	**0.3**	0.6	-0.3	-53.0%
EBITDA	**1.2**	1.3	-0.1	-9.4%
EBITDA Margin	**10.8%**	9.9%	–	0.9pts

Sales in the Consumer Products division declined by CHF 2.2 million in comparison to the previous year. Excluding sales to the division's former exclusive OEM partner, sales continued to grow, with non-OEM sales increasing by close to 4% during the quarter. Regionally, sales growth was modest in all regions. In May, the division began delivery of DISTO™ products to Lowe's, with coverage in approximately 150 retail outlets. As anticipated, we have not yet seen a material impact on the top-line from this agreement. The division has also concluded new agreements with other brand label partners for its next generation of products.

As expected, although the absolute level of EBITDA in the first quarter was flat in comparison to the previous year, the division's EBITDA margin increased from 9.9% to 10.8%. The division continues to invest in the development of its next generation of products, as well various supporting marketing and promotional programs, which dampened profitability slightly.

Industrial Measurement Division

Sales and results (In million Swiss Francs)	First Quarter Current year	Prior year	Change (mCHF)	(%)
SALES	**11.3**	17.1	-5.8	-34.1%
EBIT	**0.1**	4.1	-4.0	-97.9%
EBITDA	**1.0**	4.7	-3.7	-79.5%
EBITDA Margin	**8.6%**	27.5%	–	-18.9pts

The IMS Division had a slower quarter, as sales declined by CHF 5.8 million against the previous year. Quarterly performance in this division is influenced to a large extent by major projects, which can make quarterly comparisons misleading. Order backlog in IMS increased during the quarter, securing a solid base for the upcoming quarters.

Owing to the lower sales volume in the quarter, EBITDA for the quarter declined to CHF 1.0 million, or 8.6% of sales. The 27.5% EBITDA margin in the previous year benefited from higher sales volume and a one-off gain from the settlement of a patent dispute.

New Businesses (Cyra) Division

Sales and results (In million Swiss Francs)	First Quarter Current year	Prior year	Change (mCHF)	(%)
SALES	**2.8**	7.4	-4.7	-63.0
EBIT	**-5.2**	-5.1	-0.1	1.6%
EBITDA	**-3.0**	-1.1	-1.9	165.2%
EBITDA Margin	**-109.4%**	-15.3pts	–	-94.1pts

The Cyra business generated CHF 2.8 million in revenues in the first quarter compared to CHF 7.4 million in the previous year. General interest in Cyra's products remains very strong, with significant progress being made on the software side of its business. Hardware sales into the US market, however, continue to be slow, as postponed capital investment decisions for higher-priced new technology hamper contract closure. Cyra has begun to address this issue with targeted sales and marketing programs, as well as cost reduction initiatives.

Due to the low level of sales in the quarter, Cyra generated a CHF (3.0) million EBITDA loss. The division is currently evaluating various options to lower its operating cost base and improve earnings throughout the course of this fiscal year.

Special Products Division

Sales and results (In million Swiss Francs)	First Quarter Current year	Prior year	Change (mCHF)	(%)
SALES	**33.4**	27.0	6.4	23.8%
EBIT	**9.3**	2.1	7.2	344.0%
EBITDA	**10.4**	3.9	6.6	169.6%
EBITDA Margin	**31.3%**	14.4%	–	16.9pts

Sales in the Special Products Division grew by 23.8% in the first quarter, with a significant rise in sales from defense activities (35%). The division is benefiting from increased demand for defense-related products, stemming largely from strong sales of its Rangefinder products. Sales from the Division's third-party manufacturing facilities and GPS-Marine businesses further contributed to the growth in sales.

Earnings in the Division accelerated as a result of the higher sales levels in the quarter, as well as a sharp turn-around in its previously loss making GPS-Marine business. EBITDA rose by CHF 6.6 million against the previous year, resulting in an EBITDA margin of 31.3%


Americas
24%
Asia &
ROW
Europe
63%

Other Matters

Annual Shareholders Meeting
Our second Annual Shareholders Meeting will take place on September 10, 2002 at 15:00 at the Kongresshaus in Zurich. Attached, please find the formal invitation, along with the agenda, the proposals of the board, and the registration form. All shareholders are cordially invited to participate in this meeting.

Employees
We employed 2,857 employees as of the end of the first quarter, 30 fewer employees than at the end of March 2002. This number reflects the ongoing impact of our FIT-together initiatives, primarily in the United States. The geographical distribution of our workforce at the end of quarter one was as follows: 63% in Europe (mainly in Switzerland), 24% in the Americas, and 13% in Asia and the rest of the world.

Share Performance


April 02
May 02
June 02
LGSN
© Swissquote

2,253,819 registered shares

- @ 50 CHF nominal per share: **Share capital CHF 112.7m**
- @ 137.1 CHF carrying amount per share: **Shareholders' equity CHF 309.1m**
- @ 163 CHF average quarterly share price: **Market capitalization (quart. average) CHF 367.4m**

Business Outlook FY 2002/03

Given the unlikelihood of a near-term recovery in global economic conditions, and factoring in the impact of a weaker US Dollar in relation to the Swiss franc, our business outlook for this year is more cautious than previously communicated. In this context, we now expect sales for the first half of this fiscal year to be below the previous year. Even though we expect sales in the second semester to improve over the first, due primarily to new product introductions, we currently estimate that full year revenues will be at, or possibly below, prior year levels.

In terms of EBITDA, we expect a first semester EBITDA margin above 10%. For the second half of the year, our EBITDA margin should improve, primarily through savings from our FIT-together initiative, allowing us to maintain EBITDA at the same absolute level as the previous year.

Thank you for your support and continued investment in Leica Geosystems.

Sincerely,



Mario Fontana
Chairman of the Board
Leica Geosystems



Hans Hess
CEO and Member of the Board of Directors
Leica Geosystems

Leica
Geosystems

LEICA GEOSYSTEMS HOLDINGS AG

CONDENSED FINANCIAL STATEMENTS

3 Months (1st Quarter)

for the periods from April 1, 2001 to June 29, 2001
and April 1, 2002 to June 28, 2002

According to International Accounting Standards (IAS)

CONSOLIDATED BALANCE SHEETS

(in thousand CHF)

	unaudited June 28, 2002 CHF	audited March 31, 2002 CHF
ASSETS		
Current assets		
Cash and cash equivalents	3'781	2'990
Trade accounts receivable	147'058	156'834
Inventories	139'184	140'143
Prepayments and accrued income	9'461	8'160
Other current assets	14'880	8'869
Total current assets	314'364	316'996
Non-current assets		
Property, plant and equipment	112'734	119'064
Goodwill	220'483	239'086
Other intangible assets	91'147	91'805
Investments in associates	7'898	8'045
Deferred taxes	21'207	29'670
Other non-current assets	2'139	2'491
Total non-current assets	455'608	490'161
TOTAL ASSETS	769'972	807'157
LIABILITIES AND EQUITY		
Current liabilities		
Bank overdrafts	494	350
Loans and borrowings	4'266	4'186
Trade accounts payable	53'969	72'101
Advance payments	5'635	5'475
Accrued compensation	34'342	38'355
Other accrued liabilities	39'165	29'707
Provisions	15'371	17'328
Corporate tax, current	5'145	4'267
Other current liabilities	9'040	15'391
Total current liabilities	167'427	187'160
Non-current liabilities		
Loans and borrowings		
Revolving Credit Facility	150'692	133'029
9 7/8% Notes	93'231	92'579
Other loans & borrowings	2'849	3'011
Pension obligations	14'537	15'104
Deferred taxes	28'099	39'015
Other non-current liabilities	4'053	4'984
Total non-current liabilities	293'461	287'722
Total liabilities	460'888	474'882
SHAREHOLDERS' EQUITY		
Share capital	112'690	112'554
Share premium	242'492	242'079
Reserves	74'099	74'099
Accumulated deficit	-101'923	-98'517
Hedging and currency translation adjustment	-18'274	2'060
Total shareholders' equity	309'084	332'275
TOTAL LIABILITIES AND EQUITY	769'972	807'157

ACCORDING TO INTERNATIONAL ACCOUNTING STANDARDS (IAS)

CONSOLIDATED STATEMENTS OF INCOME

(in thousand CHF, except share data)

	unaudited	
	3 Months (1st Quarter)	
	This year For the period April 1, 2002 to June 28, 2002	**Last year For the period April 1, 2001 to June 29, 2001**
	CHF	**CHF**
Sales	177'938	203'334
Cost of sales	-83'133	-100'977
Gross profit	94'805	102'357
Research and development costs	-17'001	-15'810
Selling and marketing costs	-45'062	-44'613
General and administrative costs	-24'144	-24'909
Other operating income/(expense) net	-3'987	-8'902
Gain/(loss) on disposal of property, plant and equipment net	-544	423
Operating profit	4'067	8'546
Net income/(loss) from associated companies	-39	-
Finance costs	-9'670	-4'269
Income/(loss) before tax	-5'642	4'277
Income tax benefit/(expense)	2'236	-747
Net income/(loss)	-3'406	3'530
Weighted average number of ordinary shares in issue	2'251'762	2'208'931
Basic earnings per share (single CHF)	-1.51	1.60
Adjustments for share options	-	120'724
Weighted average number of shares for diluted earnings per share	2'251'762	2'329'655
Diluted earnings per share (single CHF)	-1.51	1.52

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousand CHF)

	unaudited	
	3 Months (1st Quarter)	
	This year For the period April 1, 2002 to June 28, 2002	Last year For the period April 1, 2001 to June 29, 2001
	CHF	CHF
Cash Flows from Operating Activities:		
Operating profit/(loss)	4'067	8'546
Net interest expense paid	-5'958	-6'844
Taxes paid	-978	-3'476
Depreciation and amortization	16'445	19'409
Other non-cash items	544	-423
Changes in assets and liabilities	-18'582	-9'975
Cash provided / (used) in operating activities	-4'462	7'237
Cash Flows from Investing Activities:		
Purchase of property, plant and equipment	-4'355	-7'339
Cash expended on intangible assets	-10'080	-10'671
Cash expended on acquisition	-	-70'477
Other	3'342	501
Cash used in investing activities	-11'093	-87'986
Cash Flows from Financing Activities:		
Loans and borrowings	16'333	92'195
Proceeds from issue of share capital	259	1'404
Cash provided/(used in) financing activities	16'592	93'599
Effect of exchange rate changes on cash and cash equivalents	-246	-295
Net increase/(decrease) in cash and cash equivalents	791	12'555
Cash and cash equivalents at beginning of specified period	2'990	3'152
Cash and cash equivalents at end of specified period	3'781	15'707

CONSOLIDATED STATEMENTS OF SHAREHOLDERS EQUITY

(in thousand CHF, except number of shares)

	Number of registered shares issued	Share Capital	Share Premium/ Reserves	Accumulated Deficit	Hedging and currency translation reserve	TOTAL
	No.	CHF	CHF	CHF	CHF	CHF
Balance at March 31, 2001	2'162'175	108'108	283'416	-43'267	15'417	363'674
Issuance of common stock	75'902	3'795	29'414	-	-	33'209
Treasury shares movement	-208	-10	-99	-	-	-109
Net income	-	-	-	3'530	-	3'530
Effect of adopting IAS 39	-	-	-	-	-405	-405
Cash flow hedging adjustment	-	-	-	-	-835	-835
Currency translation adjustment	-	-	-	-	11'295	11'295
Balance at June 29, 2001	2'237'869	111'893	312'731	-39'737	25'472	410'359
Balance at March 31, 2002	2'251'101	112'554	316'178	-98'517	2'060	332'275
Issuance of common stock	2'704	135	412	-	-	547
Treasury shares movement	14	1	1	-	-	2
Net loss	-	-	-	-3'406	-	-3'406
Cash flow hedging adjustment	-	-	-	-	*1'996*	*1'996*
Currency translation adjustment	-	-	-	-	-22'330	-22'330
Balance at June 28, 2002	2'253'819	112'690	316'591	-101'923	-18'274	309'084

CONDENSED CONSOLIDATED SEGMENT INFORMATION

(in thousand CHF)

BUSINESS SEGMENTS	unaudited 3 Months (1st Quarter) This year For the period April 1, 2002 to June 28, 2002 CHF	 Last year For the period April 1, 2001 to June 29, 2001 CHF
Sales to external customers:		
Surveying & Engineering	94'844	104'885
GIS & Mapping	24'240	33'081
Consumer Products	10'935	13'174
Industrial Measurement	11'251	17'064
New Business	2'753	7'446
Total Segments	144'023	175'650
Special Products	33'391	26'963
Central Services	524	721
Total sales to external customers	177'938	203'334
Results:		
Surveying & Engineering	11'877	11'364
GIS & Mapping	-3'695	2'846
Consumer Products	295	627
Industrial Measurement	163	4'115
New Business	-5'193	-5'111
Total Segments	3'447	13'841
Special Products	9'204	2'101
Central Services	-8'584	-7'396
Total operating profit	4'067	8'546
Net income/(loss) from associated companies:		
Surveying & Engineering	-	-
GIS & Mapping	-88	-
Consumer Products	-	-
Industrial Measurement	-76	-
New Business	-	-
Total Segments	-164	-
Special Products	125	-
Central Services	-	-
Total associates gain/(loss)	-39	-
Depreciation and Amortization:		
Surveying & Engineering	-3'985	-4'223
GIS & Mapping	-3'797	-4'257
Consumer Products	-885	-676
Industrial Measurement	-875	-572
New Business	-2'180	-3'975
Total Segments	-11'722	-13'703
Special Products	-1'111	-1'771
Central Services	-3'612	-3'935
Total depreciation and amortization	-16'445	-19'409
EBITDA:		
Surveying & Engineering	15'862	15'587
GIS & Mapping	14	7'103
Consumer Products	1'180	1'303
Industrial Measurement	962	4'687
New Business	-3'013	-1'136
Total Segments	15'005	27'544
Special Products	10'440	3'872
Central Services	-4'972	-3'461
Total EBITDA	20'473	27'955

NOTES TO THE UNAUDITED, CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(in thousand CHF)

1 Accounting policies

These consolidated interim condensed financial statements are prepared in accordance with IAS 34 **Interim Financial Reporting.** The accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended March 31, 2002.

These condensed and consolidated interim financial statements should be read in conjunction with the annual financial statements for the fiscal year ended March 31, 2002.

2 Finance costs

The Finance costs (in thousand CHF) for the comparative periods are itemized below:

	unaudited	
	3 Months (1st Quarter)	
	This year For the period April 1, 2002 to June 28, 2002	**Last year For the period April 1, 2001 to June 29, 2001**
	CHF	**CHF**
Interest income	310	313
Interest expense:		
Revolving Credit Facility	-1'634	-2'881
9 7/8% Notes	-2'318	-2'235
Other	-33	-19
Total interest expense	-3'985	-5'135
Debt acquisition, issuance and share offering costs:		
Amortization of debt acquisition cost – Revolving Credit Facility	-572	-551
Amortization of debt issuance cost – 9 7/8% Notes	-96	-90
Other	-0	174
Total debt acquisition, issuance and share offering costs	-668	-467
Foreign exchange gains/(losses) on borrowings	-5'327	1'020
Total finance costs	-9'670	-4'269

3 Post balance sheet events

There are no events to report which could have a significant influence on the financial statements for the quarter ended June 28, 2002.

For electronic copies of this publication and other company information, please visit our web site at:
www.leica-geosystems.com/investor/index.htm

Company contact information:

Investor Relations:
George Aase
Director Investor Relations
Phone +41-71-727-3064
Email: investor@leica-geosystems.com

Leica
Geosystems

Leica Geosystems
CH-9435 Heerbrugg
(Switzerland)
Phone +41 71 727 31 31
Fax +41 71 727 46 73
www.leica-geosystems.com